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                           May 14, 2020

       Samuel Gesten, Esq.
       Chief Legal Officer
       STAAR Surgical Company
       25651 Atlantic Ocean Drive
       Lake Forest, California 92630

                                                        Re: STAAR Surgical
Company
                                                            Registration
Statement on Form S-3
                                                            Filed May 6, 2020
                                                            File No. 333-238043

       Dear Mr. Gesten:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Chris
Edwards at (202) 551-6761 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Charles Kaufman, Esq.